Cancer Genetics, Inc.

201 Route 17 North 2nd Floor

Rutherford, NJ 07070

April 3, 2013

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Erin R. Wilson

Re:	Cancer Genetics, Inc. Registration Statement on Form S-1 (File No. 333-178836)

Dear Ms. Wilson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cancer Genetics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:30 p.m., Eastern Standard Time, on April 4, 2013, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Alan Wovsaniker of Lowenstein Sandler LLP at (973) 597-2564 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CANCER GENETICS, INC.

By:	/s/ Panna L. Sharma

Name:	Panna L. Sharma
Title:	Chief Executive Officer